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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                 ---------------



                                SCHEDULE 14D-9

        Solicitation/Recommendation Pursuant to Section 14(d)(4) of the
                        Securities Exchange Act of 1934


                              HOST FUNDING, INC.
                          (Name of Subject Company)

                              HOST FUNDING, INC.
                      (Name of Person Filing Statement)

                        Shares of Class A Common Stock
                        (Title of Class of Securities)

                                 441072-10-5
                    (CUSIP Number of Class of Securities)

                              Host Funding, Inc.
                          6116 N. Central Expressway
                                  Suite 1313
                             Dallas, Texas 75206
                   Attention: Michael S. McNulty, President
                                (214/750/0760)

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
        Communications on Behalf of the Person Filing this Statement)

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Item 1. Security and Subject Company.

     This Statement relates to the shares of the Class A Common Stock (the "Shares") of Host Funding, Inc., a Maryland corporation (the "Company"), the subject company. The address of the Company's principal executive offices is 6116 N. Central Expressway, Suite 1313, Dallas, Texas 75206.

Item 2. Tender Offer of the Bidder.

     This Statement relates to the offer by MP VALUE FUND 5, LLC; MORAGA-DEWAAY FUND, LLC; MP INCOME FUND 15, LLC; ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, LTD.; MACKENZIE PATTERSON SPECIAL FUND 3, LLC; MACKENZIE PATTERSON SPECIAL FUND 4, LLC; PREVIOUSLY OWNED PARTNERSHIPS INCOME FUND, L.P.; CAL KAN, INC.; MORAGA FUND I, L.P.; ACCELERATED HIGH YIELD INCOME FUND II, LTD.; and SUTTER OPPORTUNITY FUND, LLC (collectively, the "Purchasers") to purchase up to 300,000 Shares at a purchase price equal to $3.00 per share and as described in the Schedule 14D-1 filed by the Purchasers on February 17, 1999 with the Securities and Exchange Commission (the "Tender Offer"). Based upon the Schedule 14D-1 filed by the Purchasers, the address of the principal executive offices of the Purchasers is 1640 School Street, Moraga, California 94556.

Item 3. Identity and Background.

     (a) This Statement is filed by the Company as the subject company. The business address of the Company is 6116 N. Central Expressway, Suite 1313, Dallas, Texas 75206.

     (b)  None.

Item 4. The Solicitation and Recommendation.

     (a) For the reasons set forth in Item 4(b) of this Statement, the Company is unable to take a position with respect to the Tender Offer and is making no recommendation to the stockholders of the Company whether to accept or reject the Tender Offer.

     (b) On January 20, 1999, the Company issued a press release announcing that the Company had entered into an exclusive Letter of Intent with a private investment group (the "Investors") providing for the purchase by the Investors through a private placement of 2,000,000 shares of the Class A Common Stock of the Company for a purchase price of $3.00 per share. As a condition to the closing of the private placement, the Letter of Intent proposed that the Company would declare a cash dividend to stockholders of record of the Company as of a date immediately prior to the closing date of the private placement. The aggregate amount of the proposed dividend was $0.27 per share of which $0.135 would be distributed within thirty (30) days of closing and $0.135 would be distributed within ninety (90) days of closing. The Letter of Intent further provided that the Company would spin off a separate, wholly-owned subsidiary of the Company to

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stockholders of record as of the closing date of the private placement.  The spin-off was to be effectuated by a stock dividend of the shares of the common stock of the subsidiary to the stockholders of the Company on a one-for-one basis.

     Effective February 16, 1999, the Company terminated the Letter of Intent by written notice to the Investors. Subsequent to terminating the Letter of Intent, the Company directed Southwest Securities, Inc., as financial advisor to the Company, to discuss with representatives of the Investors, a possible rescision of the termination of the Letter of Intent based upon mutually acceptable modfications of the terms and conditions of the previously proposed transaction. The Company is unable to determine with any certainty the affect of the termination of the Letter of Intent or the current discussions with the Investors on the terms and conditions of the Tender Offer and is therefore unable to take a position with respect to the Tender Offer.

Item 5. Persons Retained, Employed or to be Compensated.

     None.

Item 6. Recent Transactions and Intent With Respect to Securities.

     (a) The Company is not aware of any transaction in the Shares of the Company which was effected by the Company or any executive officer, director, affiliate or subsidiary of the Company within sixty (60) days prior to the date of this Statement.

     (b) Neither the Company nor, to the knowledge of the Company, any executive officer, director, affiliate or subsidiary of the Company intends to tender to the Purchasers or sell any of the Shares of the Company sought by the Purchasers which are held of record or beneficially owned of record by such persons.

Item 7. Certain Negotiations and Transactions by the Subject Company.

     None.

Item 8. Additional Information to be Furnished.

     None.

Item 9. Material to be Filed as Exhibits.

     None.

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                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                       Host Funding, Inc.


                                           /s/ Michael S. McNulty
                                       ----------------------------------
                                       By: Michael S. McNulty, President

                                       Date: March 1, 1999